Exhibit 1.01

Conflict Minerals Report

Canada Goose Holdings Inc. (“Canada Goose”) has included this Conflict Minerals Report as an exhibit to its Form SD as contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 29, 2019.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Canada Goose and its consolidated subsidiaries.

As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this Conflict Minerals Report. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to our Business

We design, produce and market extreme weather outerwear and luxury apparel. Our outerwear includes jackets, parkas, vests, hats, gloves and other accessories. Tin is contained in some of the functional hardware used in certain of the apparel products that we manufacture or contract to manufacture. Where tin is present in our products, it generally constitutes a very small portion of the materials content of the products. For a further discussion of our products, see our Annual Report on Form 20-F for the fiscal year ended March 31, 2019 The information contained in our Form 20-F is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

We do not directly source tin from smelters and believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, and as part of our reasonable country of origin inquiry and due diligence processes, we seek to ensure that our suppliers source responsibly. Specifically, we endeavor in good faith to determine if any of the tin necessary to the functionality or production of the products that we manufacture or contract to manufacture originated in a Covered Country and, if so, whether it directly or indirectly financed or benefited an armed group.

Based on our internal product scoping, we do not believe that any of our products contain tungsten, tantalum or gold.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2018, we conducted a “reasonable country of origin inquiry” (“RCOI”). We designed our RCOI in good faith to determine the origin of the 3TG that are necessary to the functionality or production of products that we manufactured or contracted to manufacture. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through review of product categories, inquiries regarding the degree of influence we exercised over the manufacturing process and other information known to us.

Our initial analysis considered 58 suppliers in our supply chain. Our outreach ultimately included 9 trim suppliers who we identified as providing metal components used in our products (the “Suppliers”). The results of our RCOI are discussed on Annex A to this Conflict Minerals Report. For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance design framework, which are described below in this Conflict Minerals Report.

As indicated on Annex A, the smelters identified to us by the Suppliers were listed as Conformant (as defined below) by the Responsible Minerals Initiative (the “RMI”).

Based on the results of our RCOI, we conducted due diligence for 2018. These due diligence efforts are discussed below.

Due Diligence Measures

Design Framework

We have designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance (Third Edition).

Selected Elements of Design Framework and Due Diligence Program Execution

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our due diligence program are discussed below. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.

We have a team of staff that is responsible for 3TG compliance matters, including the drafting of this Conflict Minerals Report. The following functional areas are represented on the working group: Direct Sourcing, Social Compliance and Legal. In addition, we utilize specialist outside counsel to advise us in connection with selected aspects of our Conflict Minerals Rule compliance.

b.	We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the RMI to identify smelters and refiners in our supply chain.

c.

We maintain business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions in electronic form. This information is retained for at least five years.

d.

We have a mechanism for employees, suppliers and other interested parties to report unethical sourcing by our supply chain or other issues, either by calling 1-866-214-2744 or by submitting violations on www.clearviewconnects.com.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.

We requested by email that the Suppliers provide us with information, through the completion of a CMRT, concerning the usage and source of 3TG in the products that we identified as potentially being in-scope, as well as information concerning the Suppliers’ related compliance efforts. We followed up by email with all Suppliers that did not respond to the request within a specified time frame. All of the Suppliers ultimately responded to our request to submit a CMRT.

b.

We reviewed the responses received from the Suppliers. To the extent that a completed CMRT identified a smelter, we reviewed that information against the list of “conformant” smelters published in connection with the RMI’s Responsible Minerals Assurance Process (the “RMAP”).

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our 3TG compliance team reported the findings of its supply chain risk assessment to our General Counsel.

b.	Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilized and relied on information made available by the RMI concerning independent third-party audits of smelters to assess smelter due diligence and to determine whether smelters are conformant.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.

Product and Smelter and Refiner Information

Our in-scope products for 2018 consisted of selected apparel and accessories.

In connection with our RCOI or due diligence, as applicable, the Suppliers identified to us the tin smelters described on Appendix A as having processed the necessary tin contained in our in-scope products for 2018. Due to our position in the supply chain, we rely on our suppliers for accurate smelter information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the tin contained in our products.

We endeavored to determine the mine or location of origin of the tin contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report.

For 2018, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary 3TG that directly or indirectly financed or benefitted an armed group in a Covered Country). However, we did not conclude that any of our in-scope products were “DRC conflict free”.

Future Risk Mitigation Efforts

We intend to take the following additional steps in 2019 to mitigate the risk that our necessary 3TG benefit armed groups:

1.	Adopt a policy for the responsible sourcing of 3TG.

2.	Engage with Suppliers that provided incomplete responses to encourage them to provide requested information for 2019.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2018 that the source of 3TG was unknown or undeterminable.

4.

Communicate our sourcing expectations to new potentially in-scope suppliers, including through the dissemination of our Conflict Minerals policy when adopted. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

5.	Encourage our suppliers to source responsibly, particularly when sourcing from the Covered Countries.

All of the foregoing steps are in addition to the steps that we took in respect of 2018, which we intend to continue to take in respect of 2019 to the extent applicable.

Annex A

Capitalized terms used and not otherwise defined in this Annex have the meanings indicated in our Conflict Minerals Report.

In connection with our RCOI and due diligence, as applicable, our Suppliers identified to us certain facilities as having processed the necessary 3TG contained in our in-scope products for 2018 as described in the table below.

	Conformant				Active	On Smelter Look-up Tab List Only
	DRC Region Sourced	Non-DRC Region Sourced	Not Disclosed	Recycled or Scrap
Tantalum (Total Unique Smelters = 0)	0	0	0	0	0	0
Tin (Total Unique Smelters = 2)	0	2	0	2	0	0
Tungsten (Total Unique Smelters = 0)	0	0	0	0	0	0
Gold (Total Unique Refiners = 0)	0	0	0	0	0	0
	0	2	0	2	0	0

We note the following in connection with the information in the table:

1.

The smelters described in the table were identified by the Suppliers as being part of our 2018 supply chain. However, the smelters described above were not necessarily the only smelters in our 2018 supply chain, since most of our Suppliers provided information at a “company” level (meaning for all of their products, rather than specific to the products that they sold to us).

2.	All information in the table is as of April 1, 2019.

3.

“Conformant” means that a smelter was listed as conformant with the RMAP’s assessment protocols. Smelters listed as “re-audit in progress” are considered to be conformant. Included smelters were not necessarily conformant for all or part of 2018 and may not continue to be conformant for any future period.

4.

“Active” means that the smelter or refiner is a participant in the RMAP and has committed to undergo an RMAP assessment. Smelters and refiners are identified as Active in the RMAP once they have scheduled the assessment date.

5.	“Smelter Look-up Tab Only” means that a smelter or refiner is listed on the Smelter Look-up tab list of the CMRT, but is not listed as “Conformant” or “Active.”

6.	The compliance status reflected in the table is based solely on information made publicly available by the RMI, without independent verification by us.

Country of Origin Information

The countries of origin of the tin processed by the conformant smelters described above may have included countries listed below. The countries below are sorted by risk level.

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the Covered Countries: Australia, Bolivia, Brazil, China, Colombia, Guinea, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russian Federation, Taiwan, Thailand, United Kingdom and Venezuela.

L3 – The DRC and its adjoining countries: Burundi, Rwanda and Uganda.

DRC – The Democratic Republic of the Congo.

In addition, the conformant smelters described above may have processed 3TG originating from recycled or scrap sources.